

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Gary Friedman
Chairman of the Board of Directors and Chief Executive Officer
RH
15 Koch Road
Corte Madera, CA 94925

> **Re: RH**
> **Form 10-K for the Fiscal Year Ended January 30, 2021**
> **Filed March 30, 2021**
> **File No. 001-35720**

Dear Mr. Friedman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services